NVAL							| | | | | | | | | | | | | | | | | | | | | | |
Ratio of Earnings to Fixed Charges

	1996	1997	1998	1999	2000	Five months ended June 2, 2001 (a)		One month ended June 30, 2001 (a)

Fixed charges:
Interest expense	2,338	1,853	5,721	18,306	6,902	805		1,133
Amortization of fees	230	236	407	1,158	881	349		11
	2,568	2,089	6,128	19,464	7,783	1,154		1,144

Earnings:
Pretax income from continuing operations	4,680	9,281	5,451	(17,156)	(14,136)	3,569		(711)
Fixed charges	2,568	2,089	6,128	19,464	7,783	1,154		1,144

Total earnings	7,248	11,370	11,579	2,308	(6,353)	4,723		433

Ratio of earnings to fixed charges	2.8	5.4	1.9	0.1 (b)	(0.8)(c)	4.1		0.4 (d)

  Due to the Company’s emergence from Bankruptcy and implementation of "Fresh Start" accounting principles, financial statements for the reorganized company as of June 2, 2001 and for periods subsequent to June 2, 2001 will not be comparable to those of the Company for the periods prior to June 2, 2001. Although the Plan became effective on May 31, 2001, for financial reporting purposes the effective date of the Plan is considered to be June 2, 2001. The results of operations for the period from May 31, 2001 through June 2, 2001 were not material. A black line has been drawn to distinguish the reorganized company and the predecessor company prior to emergence from bankruptcy.

  For the fiscal year ended January 1, 2000, earnings were insufficient to cover fixed charges by approximately $17.2 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $18.6 million for the fiscal year ended January 1, 2000.

  For the fiscal year ended December 30, 2000, earnings were insufficient to cover fixed charges by approximately $14.1 million.  Depreciation and amortization, which are non-cash charges included in earnings, were $17.5 million for the fiscal year ended December 30, 2000.

  For the period from June 2, 2001 to June 30, 2001, earnings were insufficient to cover fixed charges by approximately $711,000.  Depreciation and amortization, which are non-cash charges included in earnings, were $1.5 million for the one month period ended June 30, 2001.